UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 34944 / June 20, 2023

In the Matter of

PGIM INVESTMENTS LLC
PGIM PRIVATE CREDIT FUND
655 Broad Street
Newark, New Jersey 07102
(812-15401)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTIONS 18(a)(2), 18(c), 18(i) AND 61(a) OF THE
ACT

PGIM Investments LLC and PGIM Private Credit Fund filed an application on November 1,
2022, and an amendment to the application on May 5, 2023, requesting an order under section
6(c) of the Investment Company Act of 1940 ("Act") granting an exemption from sections
18(a)(2), 18(c), 18(i) and 61(a) of the Act. The order permits certain closed-end management
investment companies that have elected to be regulated as business development companies to
issue multiple classes of shares with varying sales loads and asset-based service and/or
distribution fees.

On May 16, 2023, a notice of the filing of the application was issued (Investment Company Act
Release No. 34917). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

Accordingly, in the matter of PGIM Investments LLC and PGIM Private Credit Fund (File No.
812-15401),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 18(a)(2), 18(c), 18(i) and 61(a) of the Act is granted, effective immediately, subject to the condition in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier
Deputy Secretary